MANAGEMENT’S DISCUSSION & ANALYSIS – 2015 THIRD QUARTER

This Management’s Discussion and Analysis (MD&A) was prepared by management as at October 28, 2015, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and nine months ended September 30, 2015, as well as the 2014 audited consolidated financial statements, the 2014 MD&A and the 2014 Annual Information Form (AIF) dated February 25, 2015.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and majority owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and nine months ended September 30, 2015, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (NI) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests.  Nevsun is a mining company listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”.  Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), and is governed by the Business Corporations Act (British Columbia).  The Company maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4, its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1, and its website address is http://www.nevsun.com.

The Company’s principal property is the Bisha Property, which hosts a gold, copper and zinc deposit and includes satellite VMS deposits at Harena, Northwest, Hambok, Aderat and Asheli.  The Company’s principal mining operation is the Bisha Mine, which is located on the Bisha Property and is owned and operated by Bisha Mining Share Company (BMSC), an Eritrean registered corporation.  Nevsun is a 60% shareholder of BMSC, with the remaining 40% ownership in BMSC held by the State-owned Eritrean National Mining Corporation (ENAMCO).  BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO.  Under Eritrean mining law, the State of Eritrea initially held a 10% free carried interest in the property.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC.  On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha project, and on July 6, 2012, a 10 year mining license was granted for the Harena property.  BMSC also holds the Mogoraib River exploration license that includes the Hambok, Aderat, and Asheli deposits, and it is renewed annually.

The Bisha Mine was in commercial gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the copper phase expansion.  Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved on December 1, 2013.  Mining of the supergene copper ore is expected to continue until Q2 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase, which contains a significant amount of zinc and copper.  Construction of the zinc plant began in 2014 with commissioning scheduled during Q2 2016.  During the primary phase, the Bisha Mine will produce both zinc concentrate and copper concentrate.  Current reserve life is through 2024.  The Bisha Mine has the full support of the Eritrean Government.

Third quarter highlights

  Earned $0.01 per share despite significant decline in copper prices
  Generated $127 million in cash year-to-date from operating activities
  Maintained strong working capital of $489 million, including $434 million of cash
  Produced 32.5 million pounds of copper
  Continued low C1 cash costs(1) of $1.56 per payable pound sold
  Paid quarterly dividend of $0.04 per share
  Continued zinc expansion project – on-time and on-budget
  Progressed significantly on the Bisha life of mine optimization study
  Announced additional positive drilling results confirming confidence in emerging Bisha VMS district
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue	$70.0	$147.9	$291.4	$416.3
Operating income	5.7	78.1	86.9	225.0
Net income	2.8	44.6	45.0	126.5
Net income attributable to Nevsun shareholders	1.4	25.5	23.5	71.5
Basic earnings per share attributable to Nevsun shareholders	0.01	0.13	0.12	0.36
Working capital	489.0	519.0	489.0	519.0

Copper price realized, per payable pound sold	2.05	2.98	2.40	3.08
C1 cash cost per payable pound sold(1)	$1.56	$1.07	$1.24	$1.04

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 13 of this MD&A for a discussion of non-GAAP measures and page 4 of this MD&A, Cash costs, for explanation on per unit costs

Operating review

Key operating information – Bisha Mine:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Ore mined, tonnes(1)	881,000	481,000	2,309,000	1,665,000
Waste mined, tonnes	2,580,000	2,707,000	8,702,000	8,897,000
Strip ratio, (using tonnes)	2.9	5.6	3.8	5.3
Ore milled tonnes	485,000	477,000	1,355,000	1,216,000
Copper feed grade, %	3.8	6.3	4.2	6.3
Recovery, % of copper	79.6	85.6	81.9	84.7
Copper concentrate grade, %	22.5	27.2	24.1	27.6
Copper in concentrate produced, millions of pounds	32.5	56.4	102.9	143.5
Copper in concentrate produced, tonnes	14,800	25,600	46,700	65,100
Payable copper in concentrate sold, millions of pounds(2)	30.8	49.8	111.8	135.3
Payable copper in concentrate sold, tonnes(2)	14,000	22,600	50,700	61,400
(1)	During the three and nine months ended September 30, 2015, 398,000 and 792,000 tonnes of primary ore were mined and stockpiled for future production, respectively.
(2)	Q1 2014 included sales of 4.5 million pounds or 2,000 tonnes of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Results of operations for the third quarter 2015

Operating income

The Company generated operating income of $5.7 million for the quarter ended September 30, 2015 (Q3 2014 - $78.1 million).  Quarterly operating income decreased from Q3 2014 primarily as a result of a 40% decrease in copper feed grade coupled with a 31% decrease in the realized copper price. The direct sale of pyrite sand ore containing high grades of gold and silver during Q3 2015 positively impacted quarterly operating income by $6.5 million, but this was mostly offset by a $5.6 million obsolescence provision taken on materials and supplies inventory.

Production and sales

The Bisha Mine produced 32.5 million pounds of copper in concentrate during Q3 2015 by processing approximately 485,000 tonnes of ore averaging 3.8% copper.  Copper production decreased by 42% versus Q3 2014 primarily due to the 40% decrease in copper feed grade and reduced copper recoveries with increased pyrite dilution in the concentrate. The previously communicated 12 production day shutdown in July due to fuel shortages (since rectified for the foreseeable future) in addition to an unexpected 5 cumulative days of the Aggreko thermal plant unable to provide adequate power during genset upgrades resulted in 20% less available flotation plant operation production days during the quarter.  Copper concentrate grades decreased during Q3 2015 due to the intermittent operation of the plant and the mine encountering ore which contained challenging mineralogy with increased associated dilutive pyrites. Bisha has approximately 900,000 tonnes of primary ore which have been stockpiled for the start of the zinc plant which is scheduled for commissioning in Q2 2016.

We remain on track to achieve our revised 2015 guidance of between 140 to 150 million pounds of copper produced, and maintain our 2015 C1 cash costs per payable pound of copper guidance of $1.20 to $1.40.

Cash costs

Cash costs per payable copper pound sold for Q3 2015 were $1.56. Operating and selling costs in Q3 2015 increased by 46% or $0.49 per pound compared to Q3 2014 due primarily to the 42% decrease in production. In addition, the Company recorded a $5.6 million provision (or $0.18 per payable pound sold) for materials and supplies inventory obsolescence.

We have continued to see lower input prices for fuel in Q3 2015 of $0.72 per litre (Q3 2014 - $1.19 per litre).  With production expected to be near full operating capacity for Q4 2015, along with continued improved management of mining and milling costs reflecting better overall mobile equipment availability, mining productivities and reduced grinding media consumption, we maintain our 2015 C1 cash costs(1) guidance of $1.20 to $1.40 per payable pound sold despite the decrease in projected annual production first reported in the Q2 2015 MD&A.  This cost containment and productivity focus are critical elements of our strategy as we head towards the relatively lower grade primary ore section of the Bisha ore body.

Stockpiled material

There remain three distinct types of stockpiled material. We mined 40,000 tonnes of additional pyrite sand material during Q3 2015, of which approximately 10,000 tonnes are higher grade. There are now approximately 440,000 tonnes of pyrite sand material estimated to contain over 70,000 ounces of gold with significant silver content. During Q3 2015, 10,000 tonnes of the higher grade material was shipped directly to a buyer. The Company is currently negotiating the final terms of another 20,000 tonnes that will be directly sold during Q4 2015. The remaining 30,000 tonnes of the higher grade pyrite sand will be monetized within the next twelve months through either direct shipments or by blending with copper concentrate. With respect to the remaining 390,000 tonnes of pyrite sand material, due to the lower grades, the most economical alternative of monetizing the material is still under evaluation, and the Company does not expect monetization to occur within the next 12 months.

The other two remaining stockpiles include approximately 900,000 tonnes of primary ore and 280,000 tonnes of oxide ore, 107,000 tonnes of which were added in Q3 2015.  The primary ore stockpile has now been fully classified as current as the ore will be fully processed within the next 12 months based on the current estimated start-up date of the zinc plant in Q2 2016.  The 280,000 tonnes of oxide ore at over 8 g/t gold is estimated to contain over 70,000 ounces of gold which, based on the current life of mine plan, will be processed at the end of the current mine life through the existing CIL plant.

Exploration

The Company continues to explore the Bisha VMS district for new deposits and for extensions of its known deposits in an effort to extend the mine life of the Bisha operations.  Drilling continued at Harena and was successful in further defining the deposit at depth and along strike to the south.  Exploration on the Mogoraib River License at the recently discovered Asheli deposit was suspended for the quarter due to the annual rainy season and exploration drilling resumed in the immediate Bisha area following-up on targets within a kilometre of the Bisha pit.

In Q3 2015, the Company spent $2.9 million to fund 9,739 metres of exploration diamond drilling (24 holes), ground and borehole geophysical surveying and other geological work.  The main areas of focus were the continuation of the drilling of the Harena deposit where a total of 16 holes (7,359 metres) were completed and exploring the immediate Bisha deposit area along strike to the north and south where a total of 8 holes (2,380 metres) were completed.

Bisha zinc expansion project

The zinc expansion project adds zinc flotation capacity to the Bisha processing plant which is required for the primary ore phase of the Bisha Mine.  This zinc flotation plant is in sequential series with the copper plant and will float zinc concentrate after existing copper flotation producing both zinc and copper concentrates.  The Company plans to start processing primary ore in Q2 2016.

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 13 of this MD&A for a discussion of non-GAAP measures and page 4 of this MD&A, Cash costs, for explanation on per unit costs.

The overall project is over 82% complete.  Procurement is virtually complete with a focus on ensuring minimal logistics delays. The key elements of our remaining critical path include Electrical and Instrumentation (E&I) installation followed by the copper IsaMill, and then the rubber-lined piping in the flotation area. Construction progress at 60% remains on track with 50 days of piping remaining.  For E&I, the contractor is expediting additional manpower to achieve an earlier completion if possible with ore commissioning dates focused on Q2 2016.

The overall forecast to complete the project is now $87 million inclusive of a $5 million contingency.  As at September 30, 2015, $71 million of the revised budget has been committed, of which $55 million has been incurred.  We believe the new, more robust flotation process plant will meet all production requirements and facilitate potential future throughput expansions and extended mine life.

Scoping study

The life of mine optimisation scoping study (the Study) is expected to be complete in Q1 2016.  The key findings to date will be combined in our annual Mineral Resource update, expected in January 2016, followed by an associated NI 43-101 Technical Report in March 2016. The annual mineral reserve update will be detailed in the Annual Information Form in March 2016.

The key objective of the Study was to optimize value for exploitation of the current mineral resources, while for the first time, investigating underground mining potential.  The Study will include a PEA level mine design and schedule in addition to a high level proposed plan for work to be carried forward in a subsequent Feasibility Study, if justified.

In the case of Bisha, an underground mine plan would potentially replace a portion of the current Phase 9 open-pit-only reserves plan. However, resource delineation at depth, design and planning is not sufficiently advanced for this strategy to currently support an update to reserves. Nevertheless, management considers that the demonstrated potential for underground mining is sufficient to support management’s decision in Q3 to suspend the Bisha Main pit Phase 9 waste stripping of nearly 90 million tonnes.  Phase 9 currently provides access to ore in years 2021 through 2026 of the current open pit mine plan.  The basic economic concept is to evaluate the trade-off of saving approximately $270 million (approximately $3 per tonne) in open pit mining costs against the cost of underground development and underground mining, as well as the potential changes in reserve material and the time value of the change in mine plan.  While complex, management’s decision to suspend Phase 9 provides an indication of our expectations and has at the very least delayed significant mining costs, which will translate into significant operating cost savings over the next several quarters. It is important to note that the current deferral of Phase 9 stripping, regardless of the outcome of the Study, will not impact access to current open-pit reserves provided  Phase 9 stripping is re-started by late 2017.

The proposition for underground mining at both Bisha and Harena is further enhanced by the potential for added resource extension at depth below the current open pit plans and proposed underground mine scoping plans, all below the economic limits for open-pit mining.

Corporate Social Responsibility

On April 23, 2015, the Company issued its 2014 CSR report which can be found on the Company’s website at: http://nevsuncsr.com/home/reporting/.  The Company continues with its transparent approach to operations and contributions to the communities and the State of Eritrea.  The Company commissioned an independent human rights impact assessment (HRIA) in 2013 that was carried out by an experienced and internationally recognized human rights lawyer.  The results of the HRIA were published in April 2014 and an independent update audit was carried out during Q2 2015.  Final results of this audit were posted on the Company’s website in August 2015 at: http://nevsuncsr.com/case-studies/bisha-hria/.

Outlook for 2015

2015 Objectives

  Maintain top quartile safety performance and social license to operate
  Produce 140 to 150 million pounds of copper at C1 cash costs of $1.20 to $1.40 per payable pound sold
  Extend the Bisha mine life through exploration and optimize the mine plan
  Keep zinc expansion project on time and on budget for H1 2016 commissioning
  Opportunistically monetize stockpiled gold (pyrite sands) ore
  Continue to pay peer leading dividends
  Continue to pursue M&A opportunities, supported by our strong balance sheet

We are making good progress towards achieving all of the 2015 Objectives outlined above.  This progress demonstrates the Company’s focus to deliver on financial and operational performance while meeting the commitments we have made to key stakeholders.

While Bisha production during the nine months ended September 30, 2015 of 102.9 million pounds was lower than expected due to unplanned plant downtime during 2015, we remain comfortable in our 2015 production guidance of between 140 to 150 million pounds of copper.  Offsetting the plant availability issues during 2015 has been our year-to-date cost performance.  We are pleased that our year to date C1 cash costs(1) are in the lower range of our guidance through Q3 2015 and we are maintaining our $1.20 to $1.40 per payable pound sold guidance, despite the decrease in projected annual production.

The zinc expansion remains on track for commissioning during Q2 2016.  The overall forecast to complete the project is $87 million inclusive of a $5 million contingency.  The overall project now includes replacement of the copper vertical regrind mills with an improved horizontal regrind mill to ensure optimal copper recovery for the lower copper grades that will be encountered during the primary ore phase.

The Company continues to dedicate significant management time and effort to evaluating potential for external growth.  The Company’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on investment for shareholders that will allow us to maintain and grow dividends in the future.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.  The Company’s gold production phase began winding down in Q1 2013, and had ceased by the end of Q2 2013.  The Company was in the commissioning and pre-commercial production stages of its copper production phase during H2 2013, and declared commercial copper production on December 1, 2013. The first commercial-stage revenues related to copper production were recognized in Q1 2014.  The quarterly variances between those periods are largely the result of the transition in production phases. Quarterly variances from Q2 2014 through Q3 2015 are the result of varying operating circumstances during those times.

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 13 of this MD&A for a discussion of non-GAAP measures and page 4 of this MD&A, Cash costs, for explanation on per unit costs.

In US $000s (except per share data)	2015 3rd	2015 2nd	2015 1st	2014 4th
Revenues	$70,016	$104,240	$117,172	$138,695
Operating income	5,693	38,617	42,581	70,323
Net income for the period	2,842	19,165	23,034	40,098

Net income attributable to Nevsun shareholders	1,448	9,447	12,578	21,878
Earnings per share attributable to Nevsun shareholders – basic	0.01	0.05	0.06	0.11
Earnings per share attributable to Nevsun shareholders – diluted	0.01	0.05	0.06	0.11

In US $000s (except per share data)	2014 3rd	2014 2nd	2014 1st	2013 4th
Revenues	$147,943	$169,223	$99,151	$4,000
Operating income	78,076	94,955	51,983	587
Net income (loss) for the period	44,599	53,688	28,180	(4,860)

Net income (loss) attributable to Nevsun shareholders	25,548	30,528	15,440	(4,212)
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.13	0.15	0.08	(0.03)
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.13	0.15	0.08	(0.03)

Financial results – three months ended September 30, 2015

The following variances result when comparing operations for the three month period ended September 30, 2015, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q3 2015 revenues of $70,016 (Q3 2014 - $147,943) are comprised of copper concentrate sales of $62,904 (Q3 2014 - $148,178), copper concentrate by-product sales of $11,098 (Q3 2014 - $14,867) and other revenue of $6,660 (Q3 2014 – $nil), net of copper concentrate treatment and refining charges of $10,646 (Q3 2014 - $15,102).  Revenues included sales of 30.8 million payable pounds of copper (Q3 2014 – 49.8 million) at an average realized price of $2.05 per pound (Q3 2014 – $2.98).  Copper concentrate sales are net of $10,884 (Q3 2014 – $18,007) of provisional and final pricing and physical quantity adjustments which reflects the significant decrease in copper price from Q2 2015 to Q3 2015. Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, increased by $0.04 on a per pound basis reflecting a higher benchmark price in 2015 and a lower copper concentrate grade.  Copper concentrate by-product credits, excluding the precious metals (PM) concentrate by-product credits, increased slightly on a per pound basis (see page 13 for a reconciliation of C1 cash cost sold).  The Company also completed the sale of approximately 10,000 tonnes of the higher grade pyrite sands which lead to other revenue of $6,660 (Q3 2014 – $nil).

Operating expenses

The Company recorded operating expenses of $50,119 in Q3 2015 (Q3 2014 - $53,005).  The decrease from Q3 2014 is the result of a lower quantity of copper concentrate sold.  Operating expenses on a per-unit basis increased as a result of downtime associated with the fuel shortage in July 2015, a lower copper feed grade processed, lower grade of copper concentrate produced and shipped, and a $5,565 provision (or $0.18 per pound sold) recorded for inventory obsolescence. However, overall the Company has experienced lower operating costs than expected as we have seen lower input prices for fuel in Q3 2015 of $0.72 per litre (Q3 2014 - $1.19, per litre) and significant savings in mining and milling costs reflecting better overall mobile equipment availability, mining productivities and reduced grinding media consumption.

Royalties

The Company incurs a 3.5% royalty on base metal sales and a 5% precious metals royalty on its gold and silver sales.  In Q3 2015, royalty expenses of $4,075 (Q3 2014 - $7,092) were recorded.  Royalties are payable at the time the material leaves the mine, which precedes the revenue recognition point, and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In Q3 2015, depreciation and depletion of $10,129 (Q3 2014 - $9,770) was recorded.  Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation.  A higher quantity of ore tonnes mined, as well as depreciation being relieved from inventory as copper concentrate stockpiles were drawn down, resulted in the modest increase for the period.

Administrative

Administrative costs in Q3 2015 were $1,165, down from $3,379 in Q3 2014.  Costs have decreased primarily due to the weaker CAD versus the USD as most of the Company’s administrative costs, including salaries and long-term incentive compensation, are CAD-based expenses.  On a CAD basis, administrative costs have increased over the prior year as salaries and business development expenditures have increased. Additionally, the decrease in the Company’s share price during Q3 2015 led to a reversal of previously accrued long-term incentives.

Finance income

The increase in finance income to $879 in Q3 2015 from $830 in Q3 2014 is due primarily to modestly higher interest income earned on the Company’s cash and cash equivalent balances.  The Company keeps virtually all of its cash and cash equivalents in USD.

Finance costs

Finance costs in Q3 2015 of $384 (Q3 2014 - $270) are entirely attributable to accretion expense on the Company’s provision for closure and reclamation liability.

Income taxes

Income tax expense for Q3 2015 of $2,181 (Q3 2014 – $30,658) is comprised of current income tax recovery of $652 (Q3 2014 – expense of $25,304) related to the BMSC mining operations and deferred income tax expense of $2,833 (Q3 2014 – expense of $5,354).  The overall decrease in taxes is a reflection of the decrease in operating income during the quarter. The current income tax recovery is not expected to be a normal occurrence and is the result of tax depreciation deductions exceeding operating income.

Financial results – nine months ended September 30, 2015

The following variances result when comparing operations for the nine month period ended September 30, 2015, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s revenues for the nine months ended September 30, 2015, of $291,428 (nine months ended September 30, 2014 - $416,317) are comprised of copper concentrate sales of $268,099 (nine months ended September 30, 2014 - $402,493), copper concentrate by-product sales of $54,435 (nine months ended September 30, 2014 - $46,180) and other revenue of $7,755 (nine months ended September 30, 2014 – $5,467), net of copper concentrate treatment and refining charges of $38,861 (nine months ended September 30, 2014 - $37,823).  Revenues included sales of 111.8 million payable pounds of copper (nine months ended September 30, 2014 – 130.8 million) at an average realized price of $2.40 per pound (nine months ended September 30, 2014 – $3.08).  Copper concentrate sales are net of $26,166 (nine months ended September 30, 2014 - $21,574) of provisional and final pricing and physical quantity adjustments.  By-product revenues for the nine months ended September 30, 2015, included the one-time sale of the PM concentrate for $15,420 (net of treatment and refining costs of $1,871), comprised of 7,000 ounces of gold and 600,000 ounces of silver. Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, increased by $0.05 on a per pound basis reflecting a higher benchmark price in 2015 and a lower copper concentrate grade.  Copper concentrate by-product credits, excluding the PM concentrate by-product credits, decreased on a per pound basis (see page 13 for a reconciliation of C1 cash cost sold) as Q1 2014 contained higher than usual by-product grades.  The Company also completed the sale of approximately 10,000 tonnes of the higher grade pyrite sands which lead to other revenue of $7,755 (nine months ended September 30, 2014 – $5,467).

Operating expenses

The Company recorded operating expenses of $156,407 in the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $144,715).  The increase from the nine months ended September 30, 2014, is the result of a higher quantity of tonnes mined and milled, as well as the drawdown of inventories during 2015, as opposed to the build-up of inventories in 2014.  As copper feed grades decrease, the Company expects operating expenses to increase on a per unit basis. Operating expenses on a per-unit basis increased as a result of plant downtime during 2015, a lower copper feed grade processed, lower grade of copper concentrate produced and shipped, and a $5,565 provision (or $0.05 per pound) for inventory obsolescence. Some of the Company’s increased costs were offset in part by a lower cost of fuel delivered to site.  We have seen lower input prices for fuel in the nine months ended September 30, 2015, of $0.79, per litre (the nine months ended September 30, 2014 - $1.18, per litre) and improved performance for mining and milling costs reflecting overall mobile equipment availability, mining productivities and reduced grinding media consumption.

Royalties

The Company incurs a 3.5% royalty on base metal sales and a 5% precious metals royalty on its gold and silver sales.  During the nine months ended September 30, 2015, royalty expense of $13,802 (nine months ended September 30, 2014 - $17,871) was recorded.  In the nine months ended September 30, 2015, the Company incurred lower royalties primarily due to lower metals prices during the current period.  Royalties are payable at the time the material leaves the mine, which precedes the revenue recognition point, and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In the nine months ended September 30, 2015, depreciation and depletion of $34,328 (nine months ended September 30, 2014 - $28,717) was recorded.  Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation.  A higher quantity of ore tonnes mined, as well as depreciation being relieved from inventory as copper concentrate stockpiles were drawn down, resulted in an increased charge for the period.

Administrative

Administrative costs in the nine months ended September 30, 2015, were $10,088 down from $12,525 for the nine months ended September 30, 2014, primarily due to the weaker CAD versus the USD as most of the Company’s administrative costs, including salaries and long-term incentive compensation are in CAD.  On a CAD basis, administrative costs have increased over the prior year as salaries and business development expenditures have increased.

Finance income

The decrease in finance income to $2,237 in the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $2,696) is due primarily to a smaller average balance owing from ENAMCO, offset in part by modestly higher interest income earned on the Company’s cash and cash equivalent balances.  The Company keeps virtually all of its cash and cash equivalents in USD.

Finance costs

Finance costs in the nine months ended September 30, 2015, of $1,152 (nine months ended September 30, 2014 - $2,000) is entirely attributable to accretion expense on the Company’s provision for closure and reclamation liability.  During 2014, two one-time charges totalling $1,181 were recorded related to loans to a supplier and the non-controlling interest, and the remaining finance costs were attributable to accretion expense.

Income taxes

Income tax expense for the nine months ended September 30, 2015, of $32,847 (nine months ended September 30, 2014 – $86,718) is comprised of current income tax expense of $19,044 (nine months ended September 30, 2014 – $69,805) related to the BMSC mining operations and deferred income tax expense of $13,803 (nine months ended September 30, 2014 – expense of $16,913).

Reconciliation of realized copper price

	Three months ended September 30,		Nine months ended September 30
In U.S. $000s (except pounds of payable copper and per payable pound data)	2015	2014	2015	2014
Copper concentrate sales	$62,904	$148,178	$268,099	$402,493
Provisional and final pricing and quantity adjustments on copper concentrate sales	10,884	18,007	26,166	21,574
Copper concentrate revenues, before pricing adjustments	$73,788	$166,185	$294,265	$424,067
Pounds of payable copper sold (millions)(1)	30.8	49.8	111.8	130.8
Realized copper price per payable pound sold, before pricing adjustments	$2.40	$3.34	$2.63	$3.24
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.35)	$(0.36)	$(0.23)	$(0.16)
Realized copper price per payable pound sold(2)	$2.05	$2.98	$2.40	$3.08
LME average copper price per pound	$2.40	$3.16	$2.61	$3.14
(1)	Pounds of payable copper sold during Q1 2014 do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.
(2)	The realized copper price per payable pound sold in Q3 2015 was negatively affected as a result of the drop in the average LME price per pound of copper from $2.74 in Q2 2015 to $2.40 in Q3 2015. The pricing risk to which the Company is exposed on its open copper concentrate sales still subject to settlement is disclosed in Note 6 – Revenues of the consolidated financial statements.

Liquidity and capital resources

The Company’s cash and cash equivalents at September 30, 2015, was $434,097 (December 31, 2014 – $442,418).  Working capital, including cash and cash equivalents, was $488,980 (December 31, 2014 - $519,980).  Accounts receivable and prepaids of $33,355 (December 31, 2014 - $32,188) include two shipments for which revenue was recognized but provisional payments were not yet received by quarter end (December 31, 2014 – one shipment).

For the nine months ended September 30, 2015, cash generated from operating activities was $127,120 (nine months ended September 30, 2014 - $197,610).  In the nine months ended September 30, 2015, the Company paid $21,790 (nine months ended September 30, 2014 - $73,702) in income taxes.

The Company used $71,123 in investing activities in the nine months ended September 30, 2015 (nine months ended September 30, 2014 – increase of $6,009).  The Company spent $70,150 on mineral properties, plant and equipment in the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $42,727), comprised of $37,909 on the zinc expansion, $23,236 on sustaining capital, $3,417 on mineral properties and $5,588 on exploration and evaluation.  These expenditures were net of decreases in non-cash working capital of $973.  In the nine months ended September 30, 2014, expenditures on mineral properties, plant and equipment were offset by $50,936 of proceeds received from the sale of pre-commercial production copper concentrate inventory.  No such proceeds were received in nine months ended September 30, 2015.

The Company used $42,528 in its financing activities in the nine months ended September 30, 2015 (nine months ended September 30, 2014 – used $52,471).  During the nine months ended September 30, 2015, the Company paid dividends to Nevsun shareholders of $23,964 (nine months ended September 30, 2014 - $27,782).  During 2015, a quarterly $0.04 per share dividend was paid.  During 2014, a quarterly $0.035 per share dividend was paid during Q2 and the semi-annual dividend declared during the second half of 2013, of $0.07 per share, was paid during Q1 2014.  The Company also distributed $21,600 to the non-controlling interest during the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $52,750).  The Company received $2,600 (nine months ended September 30, 2014 - $27,432) from the non-controlling interest.

Off-balance sheet arrangements

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine.  The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military.  The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”).  The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members.  No amount of damages is required to be quantified by the plaintiffs at this time.  No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit.  The Company denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Outstanding share data

As of October 29, 2015, the Company had 199,781,469 shares and 10,978,333 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2014, dated February 25, 2015, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in copper concentrate contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period.  For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period.  The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is settled.  The final adjustment recorded for these revenues depends on the actual price when the sale settles.  There can also be adjustments for the final amount of metals in the copper concentrate.  The settlement dates per current agreements vary from one to four months after shipment.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset acquisitions, business combinations or mergers currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2014 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2014, which is available on SEDAR at www.sedar.com.

Changes in internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2015, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

There were no significant accounting pronouncements issued during the period ended September 30, 2015.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration section of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in our internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 19% of total revenues during 2015.  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Three months ended September 30, 2015		Three months ended September 30, 2014
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)	30.8		49.8
Operating expenses and selling costs	$50,119	$1.63	$53,005	$1.06
Add:
Copper concentrate treatment and refining charges	10,646	0.34	15,102	0.30
Less:
Copper concentrate by-product credits	(11,098)	(0.36)	(14,867)	(0.29)
Selling costs not related to concentrate sales	(1,607)	(0.05)	-	-
Total C1 cash cost	$48,060	$1.56	$53,240	$1.07

	Nine months ended September 30, 2015		Nine months ended September 30, 2014
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)(1)	111.8		130.8
Operating expenses and selling costs	$156,407	$1.40	$144,715	$1.11
Add:
Copper concentrate treatment and refining charges	38,861	0.34	37,823	0.29
Less:
Copper concentrate by-product credits	(37,144)	(0.33)	(46,180)	(0.35)
Precious metals concentrate by-product credits(2)	(17,291)	(0.15)	-	-
Selling costs not related to concentrate sales	(1,871)	(0.02)	(672)	(0.01)
Total C1 cash cost	$138,962	$1.24	$135,686	$1.04
(1)	Pounds of payable copper sold during Q1 2014 do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.
(2)	The precious metals concentrate by-product sale incurred $1,871 of treatment and refining charges and $3,587 of operating expenses and selling costs.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities and the delivery of parts, equipment and supplies for ongoing plant repairs, upgrades and continued operations, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks that: (i) the Company incurs unanticipated power interruptions or inadequate fuel quality or supply or repairs to the plant required to effectively operate power generators for the plant or otherwise, (ii) the Company experiences shipping delays for fuel or equipment or replacement parts that are required for ongoing mining operations or to complete repairs at the copper plant that could impact mining operations; or (iii) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks more fully described in the Company’s 2014 Annual Information Form, recent news releases and other filings.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which   the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This MD&A uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.